Exhibit 4.5

This SECOND SUPPLEMENTAL INDENTURE, (this “Second Supplemental Indenture”) dated as of June 9, 2026, by and among Accendra Health, Inc., f/k/a Owens & Minor, Inc., as issuer (the “Issuer”), the parties that are signatories hereto as Guarantors (the “Guarantors” and each a “Guarantor”) and Regions Bank, a banking institution organized and existing under the laws of the State of Alabama, as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H:

WHEREAS, each of the Issuer, the Guarantors named therein and the Trustee have heretofore executed and delivered an indenture dated as of March 10, 2021 (as amended, supplemented, waived or otherwise modified, including by the First Supplemental Indenture dated as of March 29, 2022, the “Indenture”), providing for the issuance of an aggregate principal amount of $500.0 million of 4.500% Senior Notes due 2029 of the Issuer (the “Notes”);

WHEREAS, the Issuer has solicited consents (the “Consent Solicitation”) from the holders of the Notes to certain proposed amendments to the Indenture, as set forth in Section 2.1 of this Second Supplemental Indenture (the “Proposed Amendments”), in accordance with the terms and subject to the conditions set forth in that certain Confidential Offering Memorandum and Consent Solicitation Statement of the Issuer, dated May 22, 2026 (as amended, supplemented or otherwise modified prior to the date hereof, the “Offering Memorandum”);

WHEREAS, pursuant to Section 9.2 of the Indenture, with the consent of the holders of at least a majority in principal amount of all the outstanding Notes under the Indenture (the “Requisite Consents”) including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, the Issuer, the Guarantors and the Trustee may amend or supplement the Indenture, any Guarantee and the Notes issued under the Indenture;

WHEREAS, the Issuer has received the Requisite Consents to the Proposed Amendments, as certified by an Officer’s Certificate attaching the report of the Exchange Agent (as defined in the Offering Memorandum) as to the delivery of consents, delivered to the Trustee in connection with the execution and delivery of this Second Supplemental Indenture; and

WHEREAS, pursuant to Sections 9.2 and 9.6 of the Indenture, the Trustee is authorized to execute and deliver this Second Supplemental Indenture, and the Issuer and Guarantors have requested that the Trustee execute and deliver this Second Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Defined Terms. As used in this Second Supplemental Indenture, terms defined in the Indenture or in the preamble or recitals hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Second Supplemental Indenture refer to this Second Supplemental Indenture as a whole and not to any particular Section hereof.

ARTICLE II

AGREEMENT TO THE PROPOSED AMENDMENTS TO THE INDENTURE

Section 2.1 Amendments.

(a) The Indenture is hereby amended to delete the following sections in their entirety, as well as the defined terms and other references related to such sections to the extent such defined terms and other references are no longer used in the Indenture and, in the case of each such section, the phrase “[Intentionally Omitted]” is inserted in lieu thereof:

•	Section 3.2 (Limitation on Indebtedness);

•	Section 3.3 (Limitation on Restricted Payments);

•	Section 3.4 (Limitation on Restrictions on Distributions from Restricted Subsidiaries);

•	Section 3.5 (Limitation on Sales of Assets and Subsidiary Stock);

•	Section 3.6 (Limitation on Liens);

•	Section 3.7 (Limitation on Guarantees);

•	Section 3.8 (Limitation on Affiliate Transactions);

•	Section 3.9 (Change of Control);

•	Section 3.10 (Reports), other than the requirement to provide information required by Rule 144A(d)(4) and clause (f) thereof;

•	Section 3.16 (Compliance Certificate);

•	Section 3.17 (Further Instruments and Acts);

•	Section 3.21 (Suspension of Certain Covenants on Achievement of Investment Grade Status);

•	Section 4.1(a)(2), (a)(3) and (a)(4) and (f) (Merger, Amalgamation and Consolidation);

•	Section 6.1(a)(3), (a)(4), (a)(5) and (a)(6) (Events of Default); and

•	Section 8.4(2), (3), (4), (5) and (7) (Conditions to Legal or Covenant Defeasance).

(b) The following definitions are hereby added to Section 1.1 of the Indenture:

“Commitment Agreement” means that certain commitment and consent letter, dated as of May 11, 2026, by and among the Issuer and each other party thereto.

“Early Settlement Date” means the first date on which any New Notes are issued in exchange for Notes pursuant to the terms of the Offering Memorandum.

“First Lien Intercreditor Agreement” means that certain First Lien Pari Passu Intercreditor Agreement, dated as of March 29, 2022 as amended on or around the issue date of the New Notes, by and among the collateral agents for each of the credit agreements, the Issuer and the Guarantors.

“First Lien Notes” means the new 9.000% Senior Secured First Lien Notes due 2032 to be issued by the Issuer pursuant to the terms of the Offering Memorandum.

“Junior Lien Intercreditor Agreement” means that certain Junior Lien Intercreditor Agreement, to be entered into by the Second Lien Notes collateral agent, the First Lien Notes collateral agent and the collateral agents for each of the credit agreements.

“New Notes” means, collectively, the First Lien Notes and Second Lien Notes.

“New Notes Indentures” means the indentures governing the First Lien Notes due 2032 and the Second Lien Notes due 2033.

“Notes Collateral Documents” means the First Lien Intercreditor Agreement, the Junior Lien Intercreditor Agreement, any other intercreditor agreements entered into from time to time, the Notes security documents and the supplements thereto.

“Second Lien Notes” means the new 9.750% Senior Secured Second Lien Notes due 2033 to be issued by the Issuer pursuant to the terms of the Offering Memorandum.

(c) Section 13.17 of the Indenture is hereby deleted and replaced in its entirety with the following:

Section 13.17 Mutual Release.

(a) It is hereby agreed that, effective upon the Early Settlement Date, to the greatest extent authorized by applicable law, in exchange for good and valuable consideration, the adequacy of which is hereby confirmed, (x) each of the Issuer and the Guarantors (in their capacity as such, each, a “Notes Party,” and collectively, the “Notes Parties”), on behalf of themselves and their Related Parties (as defined below), hereby releases and forever discharges, absolves and acquits (as the case may be) (i) each other Notes Party and each of their respective Related Parties in their respective capacities as such and (ii) the Trustee, each holder of Notes (solely in its capacity as such), and each of their respective Related Parties in their respective capacities as such (hereinafter, all of the above released parties in this clause (x)(ii) each in their respective capacities as such, collectively referred to as the “Holder Releasees”), and (y) each holder of the Notes (solely in its capacity as such), on behalf of themselves and their Related Parties, hereby releases and forever discharges, absolves and acquits (as the case may be) each and all of the Notes Parties and the Trustee and each of their respective Related Parties in their respective capacities as such (hereinafter, all of the above released parties in this clause (y) collectively referred to as the “Notes Party Releasees,” and together with the Holder Releasees, the “Released Parties,” and each, a “Released Party”), and (z) each holder of Notes (solely in its capacity as such), on behalf of themselves and their Related Parties, hereby releases and forever discharges, absolves and acquits (as the case may be) each other, from any and all claims, counterclaims, demands, damages, losses, costs, expenses (including attorneys’ fees), debts, suits, obligations, liabilities, cross-claims, interests, suits, controversies, actions, proceedings, remedies, demands, causes of action, defenses, guaranties, judgments, rights, liabilities, offsets, powers, privileges, licenses, liens, franchises, and rights to reimbursement, subrogation, contribution, indemnification, recoupment, or other payment (collectively, the “Losses”) of any kind or nature whatsoever, whether individually or collectively, arising on or prior to the date hereof, whether arising at law or in equity, known or unknown, direct or indirect or derivative, actual or potential, existing or hereinafter arising, liquidated or unliquidated, matured or unmatured, absolute or contingent, foreseen or unforeseen, asserted or unasserted, disputed or undisputed, secured or unsecured, reduced to judgment or otherwise, and including any rights to indemnity or contribution, in each case whether in law, equity, contract, tort, or arising under federal or state statutory or common law, or any other applicable international foreign or domestic law, rule, statute, regulation, treaty, duty, requirement, or otherwise (collectively, “Claims”) that any Releasor (as defined herein) may have or claim to have against any of the Released Parties, in each case, arising out of, relating to, or resulting from any act or omission, error, negligence, breach of contract, tort, violation of law, matter or cause whatsoever arising from or in connection with or relating to (i) any Notes (including additional notes), the related guarantees thereof, and the Indenture (collectively, the “Note Documents”) in respect of such Notes and the transactions contemplated thereby, including any indebtedness or securities incurred or issued by the Notes Parties thereunder, and the preparation, negotiation, pursuit, consideration, evaluation, consummation, implementation, and formulation of such documents and transactions (but with respect to each holder of Notes, solely to the extent such Claims relate to the Notes held by such person or the Note Documents in respect of such Notes held by such person), (ii) the Notes Parties’ out-of-court restructuring or refinancing efforts, (iii) the distribution of property pursuant to the Transactions (as defined in the Offering Memorandum) or (iv) the management or operation of the Notes Parties related to any of the foregoing, in each case taking place on or before the Early Settlement Date (collectively, the “Released Matters,” and such Claims, the “Released Claims”); provided that nothing in this Section 13.17 will release or relieve any party from, nor will it constitute a covenant not to sue in respect of: (A) any post-Early Settlement Date obligations of any party, including, without limitation, obligations in respect of the Notes and the Note Documents and the New Notes (including additional notes), the related guarantees thereof, the Notes Collateral Documents and the New Notes Indentures (collectively, the “New Notes Documents”) or other document necessary to effectuate the Transactions (the “Transaction Documentation”), as applicable, and solely to the extent of any rights or obligations therein that survive the Early Settlement Date or the Commitment Agreement (with respect to any Commitment Party, as defined therein); (B) any Claims against any party who fails to execute and deliver any documents or consents required to be executed and delivered by such party in connection with the Commitment Agreement (with respect to any Commitment Party); (C) the access of any director or officer of any Notes Party to (i) directors or officers insurance currently in place for the benefit of any such director or officer or (ii) any right, proceeds, or other benefit in connection with the same; (D) the rights or obligations of any Releasor pursuant to any employment agreement, non-compete agreement, separation agreement, bonus agreement, retention agreement, or any other employment-related letter or similar document entered into between any current or former employee and the Notes Parties; (E) any rights or Claims to indemnification in the organizational or governing documents of the Notes Parties; (F) any intercompany Claims or interests between one Notes Party and another Notes Party or any of its Affiliates (as defined below), as applicable, or any equity interests in any Notes Party, or (G) any Claim or liability to the extent resulting from the actual fraud or willful misconduct of such party (as determined in a final, nonappealable order by a court of competent jurisdiction), (H) any Claims relating to investments, transactions or other matters other than the Released Matters; or (I) any right of indemnification or reimbursement in favor of the Trustee, or any holder of Notes (excluding Released Claims) against the Notes Parties, the other holders of Notes, and their respective Related Parties arising under the Note Documents, as applicable.

For purposes of this Section 13.17, with respect to each person, “Related Parties” means each Affiliate of such person, all funds managed or advised by it or by its Affiliates, and each of the successors, assigns, partners, managers, directors, officers, members, shareholders, unitholders, equityholders (regardless of whether such interests are held directly or indirectly), limited partners, general partners, investment committee members, managing members, principals, employees, agents, trustees, representatives, attorneys, accountants and each insurance, environmental, legal, investment, financial, and other advisors and other consultants, agents and sub-advisors of or to such person and of or to such person’s Affiliates; provided, that with respect to any holder of Notes, none of the foregoing entities shall be deemed a Releasor unless such holder of Notes has authority to bind such entity. For purposes of this Section 13.17, an “Affiliate” of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of the foregoing definition of “Affiliate,” “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise. “Related Parties” shall not include the Trustee or any Affiliate of the Trustee.

(b) Notwithstanding anything to the contrary contained in this Section 13.17, each Released Party understands, acknowledges and agrees that any holder of Notes (on its behalf or on behalf of its Related Parties), hereby releases and forever discharges, absolves and acquits the Notes Party Releasees solely in such person’s capacity as a holder of Notes, and not in its individual capacity as an investor or holder of any other claim against or interest in the Notes Parties, or in any other capacity. Notwithstanding anything to the contrary in this Section 13.17, the Trustee is not a Releasor.

(c) Each Notes Party, on its behalf and on behalf of its Related Parties and each holder of Notes, as applicable (solely in its capacity as such), on behalf of themselves and their respective Related Parties (each, a “Releasor”), to the greatest extent authorized by applicable law, expressly agrees that the release contemplated by the foregoing Section 13.17(a) extends to any and all rights granted under Section 1542 of the California Civil Code (“Section 1542”) or any analogous state law or federal law or regulation are hereby expressly waived. Section 1542 reads as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

(d) Each Releasor understands that Section 1542, or a comparable statute, rule, regulation, or order of another jurisdiction, gives such party the right not to release existing Claims of which such party is not aware, unless such party voluntarily chooses to waive this right. Having been so apprised, each Releasor, on its behalf and on behalf of its Related Parties, nevertheless hereby voluntarily elects to waive the rights described in Section 1542, or such other comparable statute, rule, regulation or order, and elects to assume all risks for all Released Claims. Each Releasor, on its behalf and on behalf of its Related Parties, to the greatest extent authorized by applicable law, acknowledges and agrees that the foregoing waiver is an essential and material term of the Second Supplemental Indenture and that, without such waiver, the other parties would not have agreed to the terms of the Second Supplemental Indenture. Each Releasor, on its behalf and on behalf of its Related Parties, to the greatest extent authorized by applicable law, hereby represents to the other parties hereto that it understands and acknowledges that it may hereafter discover facts and legal theories concerning such other parties or the subject matter hereof in addition to or different from those which it now believes to be true. Such Releasor understands and hereby agrees that the release set forth in this Section 13.17 shall remain effective in all respects notwithstanding those additional or different facts and legal theories or the discovery of those additional or different facts or legal theories. Such Releasor, on its behalf and on behalf of its Related Parties, assumes the risk of any mistake of fact or applicable law with regard to any potential Claim released under this Section 13.17(d) or with regard to any of the facts that are now unknown to it relating thereto.

(e) Each Releasor agrees and acknowledges that the Claims which it is releasing under Section 13.17(a) include any Claim which such Releasor does not know or suspect to exist in its favor at the time of the giving of the foregoing releases and covenants not to sue which, if known by it, might affect its decision regarding the releases and covenants not to sue set forth herein. Each Releasor agrees and acknowledges that it might hereafter discover facts or documents in addition to or different from those which it now knows or believes to be true or exist with respect to the subject matter of any of the Claims, but no Releasor in any capacity shall have any duty to disclose or provide any such facts or documents (whether material or immaterial, known or unknown, suspected or unsuspected, foreseen or unforeseen) to any other Releasor solely by reason of the releases in Section 13.17(a), and each Releasor shall be deemed to have fully, finally and forever settled and released any and all Released Claims, whether known or unknown, concealed, suspected or unsuspected, contingent or non-contingent, assertable directly or derivatively by class representative or individual, which now exist or heretofore have existed upon any theory of law (whether state, federal, local, or foreign laws, including securities laws), contract, tort, or equity now existing or coming into existence in the future to the extent such Claims are actually released in Section 13.17(a).

(f) In the event that any third party, estate, trustee, debtor-in-possession, creditor, creditors’ committee, or any other person or entity is successful in pursuing any Released Claim, or otherwise obtains liens or any other right or benefit in, any Released Matter (or any Claim or cause of action, including any avoidance, preference, strong arm, or claw back action subsequently arising by operation of an insolvency or creditor rights law, that would have been a Released Claim if the person or entity bringing such Claim or cause of action were party to the mutual release contained in this Section 13.17), or in connection with any bankruptcy or insolvency proceeding, is successful in pursuing or receives, directly or indirectly, any funds, property, or other value on account of any Claim or cause of action against any Released Party that was released hereunder, in each case, each Releasor agrees that it shall (a) not recover any funds, property, or other value received, awarded, or arising from settlement, judgment, or other resolution of such actual or threatened Claim or cause of action, (b) if it does receive such recovery, shall not commingle such recovery with any of its other assets, and (c) shall promptly turnover and assign any such recoveries exclusively to, and hold them in trust exclusively for, such Notes Party Releasee or Holder Releasee, as applicable, provided that, in no circumstance shall this Section 13.17(f) obligate any Releasor that would have otherwise recovered the full amount of a debt claim (including a debtor-in-possession financing claim) in a bankruptcy, insolvency, or similar proceeding from other assets to turn over or assign such recoveries or proceeds of litigation if such person’s receipt of the subject recoveries or proceeds was deemed to be in full or partial satisfaction of such claim (or, if applicable, an adequate protection claim derived from such debt claim that would have otherwise recovered in full) such that the Releasor would otherwise be unable to seek repayment on such claim to obtain satisfaction in full from alternative sources. For purposes of this Section 13.17 any reference to any Notes Party, Trustee or holder of Notes shall mean and include, as applicable, such Notes Party, Trustee or holder of Notes’ Affiliates and successors and assigns, including, without limitation, any estate, receiver, trustee, debtor-in-possession, debtor-in-possession financing lender, or other person or entity.

(g) Subject to Section 13.17(a), each of the Releasors hereby further agrees and covenants not to, and shall not, and shall cause each of its Related Parties to not, individually or with any other person or entity file, commence, or prosecute, or assist or otherwise aid (unless legally compelled) any other person in the filing, commencement, or prosecution of any charge, lawsuit, complaint or proceeding, whether directly, derivatively, or otherwise, with respect to any Released Matter against any Released Party. If any such proceeding is so commenced, then the Releasor commencing such proceeding (or whose Related Party commences such proceeding) shall immediately cause it to be dismissed, and the Released Party or other released person or entity subject thereto shall have the right to be reimbursed by the party that commenced such proceeding (or whose Related Party commenced such proceeding) for all reasonable fees, costs, and expenses incurred in connection therewith, without limitation of any other rights and remedies. For the avoidance of doubt, nothing herein shall constitute a covenant not to sue in respect of any proceeding seeking a determination that a Claim falls within clause (G) of Section 13.17(a), and no such proceeding shall constitute a breach of this Section 13.17(g).

(h) Each Releasor understands, acknowledges, and agrees that, after the Early Settlement Date, the releases set forth in this Section 13.17 may be pleaded as a full and complete defense to any Released Claim and may be used as a basis for an injunction against any action, suit, or other proceeding without any need to post a bond or other indemnity which may be instituted, prosecuted, or attempted in breach of the provisions of such release. Each Releasor further agrees that no fact, event, circumstance, evidence, or transaction which could not be asserted or which may hereafter be discovered shall affect in any manner the final, absolute, and unconditional nature of the releases set forth in this Section 13.17 and agrees that it shall turn over and return or cause to be turned over and returned any recovery it receives in respect of a Released Matter (without creating any recourse, contribution, subrogation, or similar Claim, each of which is hereby waived) (other than as described in Section 13.17(f)). The releases of the Releasors set forth in this Section 13.17 will be final releases, effective as of the Early Settlement Date, even if there may exist a mistake on the part of any Releasor as to the extent and nature of the Claims of any such Releasor against any other party. Each of the Releasors acknowledges that it has access to adequate information regarding the terms hereof, and the scope and effect of the releases contained in this Section 13.17, to make an informed and knowledgeable decision with regard to entering into the Second Supplemental Indenture and accepting New Notes. Each Releasor agrees and acknowledges that, no other party (or any Related Party of any other party), in any capacity, has warranted or otherwise made any representations concerning any Released Matter or Released Claim (including any representation or warranty concerning the existence, non-existence, validity or invalidity of any Released Claim).

Section 2.2 Additional Amendments.

(a) Any of the terms or provisions present in the Notes that relate to any of the provisions of the Indenture as amended by this Second Supplemental Indenture shall also be amended, mutatis mutandis, so as to be consistent with the amendments made by this Second Supplemental Indenture.

(b) All definitions set forth in the Indenture or the Notes that relate to defined terms used solely in the terms or provisions deleted hereby shall be deleted in their entirety with respect to the Indenture and the Notes, including all references thereto.

(c) Any and all additional provisions of the Indenture and the Notes are hereby deemed to be amended to reflect the intentions of the Proposed Amendments provided for in this Second Supplemental Indenture.

(d) None of the Issuer, the Guarantors, the Trustee, or other parties to or beneficiaries of the Indenture shall have any rights, obligations or liabilities under such sections or clauses deleted pursuant to clause (a) above, and such sections or clauses shall not be considered in determining whether a Default or Event of Default has occurred or whether the Issuer, the Guarantors or the Trustee have observed, performed or complied with the provisions of the Indenture.

ARTICLE III

MISCELLANEOUS

Section 3.1 Effective Date of this Second Supplemental Indenture. Upon the execution and delivery of this Second Supplemental Indenture by the Issuer, the Guarantors and the Trustee, the Indenture shall be supplemented in accordance herewith; provided, however, that the Proposed Amendments and the release set forth in Article II of this Second Supplemental Indenture shall not become operative and effective unless and until the Issuer has accepted for exchange the Notes satisfying the Requisite Consents pursuant to the exchange offer and consent solicitation for the notes. The Issuer shall provide written notice (which may be via email) to the Trustee at such time this Second Supplemental Indenture becomes operative and effective; provided, however, that failure to provide such notice will not impact the operativeness or effectiveness of this Second Supplemental Indenture.

Section 3.2 Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Second Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

Section 3.3 Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Second Supplemental Indenture or the Indenture or any provision herein or therein contained.

Section 3.4 Governing Law. This Second Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 3.5 Severability. In case any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

Section 3.6 The Trustee. The Trustee makes no representation or warranty as to the validity or sufficiency of this Second Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

Section 3.7 Counterparts. The parties hereto may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Second Supplemental Indenture and of signature pages by facsimile, PDF or other electronic transmissions (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law) shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Second Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or other electronic transmission shall be deemed to be their original signatures for all purposes.

Section 3.8 Headings. The headings of the Articles and the Sections in this Second Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

ACCENDRA HEALTH, INC.

/s/ Heath H. Galloway
Name:	Heath H. Galloway
Title:	Executive Vice President, General Counsel and Corporate Secretary

[Signature Page to Second Supplemental Indenture]

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

BARISTA ACQUISITION I, LLC
BARISTA ACQUISITION II, LLC as Guarantors

By:	/s/ Heath H. Galloway
Name:	Heath H. Galloway
Title:	Executive Vice President, General Counsel and Corporate Secretary

APRIA HEALTHCARE GROUP LLC
APRIA HEALTHCARE LLC
APRIA HOLDCO LLC
APRIA, INC.
CPAP SLEEP STORE LLC
HEALTHY LIVING HOME MEDICAL LLC as Guarantors

By:	/s/ Perry A. Bernocchi
Name:	Perry A. Bernocchi
Title:	Chief Executive Officer

BYRAM HEALTHCARE CENTERS, INC.
BYRAM HOLDINGS I, INC.
LOFTA, as Guarantors

By:	/s/ Perry A. Bernocchi
Name:	Perry A. Bernocchi
Title:	Chief Executive Officer and President

O&M BYRAM HOLDINGS, GP, as Guarantor

By:	BARISTA ACQUISITION I, LLC and
BARISTA ACQUISITION II, LLC
Its:	Partners

By:	/s/ Perry A. Bernocchi
Name:	Perry A. Bernocchi
Title:	Chief Executive Officer

[Signature Page to Second Supplemental Indenture]

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

REGIONS BANK, as Trustee

/s/ Kristine Prall
Name:	Kristine Prall
Title:	Vice President

[Signature Page to Second Supplemental Indenture]